[MILLER & MARTIN PLLC LETTERHEAD]

May 7, 2008

Via Federal Express

Mr. Jonathan Gottlieb

U. S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Piedmont Community Bank Group, Inc.

Registration Statement on Form S-1/A

File No. 333-146206

Dear Mr. Gottlieb:

Enclosed please find one clean and two marked copies of the captioned issuer’s second amendment to its Form SB-2 (filed on a Form S-1). I am also enclosing, at your request, three additional copies of this response letter.

With respect to your April 8, 2008 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.

General

1.	Please update the financial and other data, as well as related narrative disclosure.

Answer:	We have generally updated the financial and other data throughout the prospectus. Among other things, we have replaced old financial statements with financial statements as of and for the year ended December 31, 2007, and updated the MD&A section accordingly.

Cover Page of Prospectus

2.	Please clarify in the second paragraph and in footnote one whether your directors and officers are receiving sales agency fees for the shares they sell.

Answer:	We have revised the disclosure to clarify that no sales agency fees will be paid to the company’s directors or officers.

Establishment of Offering Price, page 3

3.	Please revise this section to disclose that the price was arbitrarily determined as indicated in your risk factor on page 10. Please disclose the prices of recent trades.

Answer:	We have revised this section as requested.

Risk Factors, page 5

4.	As we requested, please revise each risk factor to “provide the information investors need to assess the magnitude of the risk.” We refer you to Staff Legal Bulletin No. 7 (sample comments 34 and 38). For instance, please be more precise than simply stating that a risk could harm your business. Please address the consequences to you of the broad trends in economy and credit markets as well as the trends in sales of residential and commercial real estate and defaults, delinquencies and foreclosures of mortgages and other loans.

Answer:	We have reviewed Staff Legal Bulletin No. 7 and have reviewed and revised the risk factors as appropriate to make them consistent with the guidelines set forth in the Bulletin. In particular, we have tried to revise the risk factors so that they are more specific to the company.

5.	Please revise the captions so that each summarizes the respective risk and the consequences of the risk occurring.

Answer:	We have expanded the captions as appropriate to summarize the respective risk and consequences of the risk occurring.

6.	Please revise your first risk factor to include data regarding any recent decline of residential and commercial property values in your market area. Please be more specific regarding the “negative developments” to which you refer. Please discuss any increases in delinquencies and defaults. Given the broad trends in mortgages, residential and commercial real estate and defaults, delinquencies and foreclosures, please address the risk and consequences of widespread defaults.

Answer:	We have expanded this risk factor to provide more company specific information, including the disclosures that you requested. The company has not, however, been able to gather any reliable and meaningful data regarding commercial property values.

7.	Please revise your second factor to include data regarding any recent decline in the number of sales and prices of residential and commercial properties in your market area. Please discuss recent trends regarding each of the risks that you identify in the bullet points. Please discuss trends in your generating new loans.

Answer:	We have revised this risk factor to add the requested disclosures.

8.	Please revise your fourth risk factor to update the financial information.

Answer:	This risk factor has been updated to include recent financial information.

9.	Please revise your risk factor relating to the allowance for loan losses to indicate when you set the current allowance level and discuss the fact that recent decline, if not recession, in the economy and declines in the value of real estate and the number of sales of residential and commercial real estate and the increases in foreclosures may result in an unanticipated level of loans that exceed your allowance.

Answer:	We have revised this risk factor to address your comments.

10.	Please revise your risk factor on page relating to market area economic conditions to include a description of current economic conditions including the extent to which your market area is suffering an economic decline.

Answer:	We have revised this risk factor to include disclosure concerning the economic conditions in the market areas that the company serves.

11.	Please revise your risk factor on page 10-11 relating to the lack of a trading market to include the consequence that shareholders may not be able to sell their stock.

Answer:	We have revised this risk factor to address the possibility and consequence that shareholders may not be able to sell their stock at all. We have also generally expanded the risk factor to clarify that an investment is only suitable for someone who has the ability to hold the shares for a long period of time.

12.	Please revise your risk factor on page 10-11 relating to discuss the risks associated with the fact that the entity serving as your sales agent for the offering is also your market maker to more fully describe the conflict of interest, indicate in plain English the effect on stockholders and to disclose the potential period during which liquidity would be affected.

Answer:	We have expanded this risk factor to more fully describe the conflicts of interest and the potential effect on stockholders, including the period during which this risk exists.

Dilution

13.	As we requested, please provide the disclosure required by Item 506.

Answer:	There have been no sales or issuances of common stock to directors, officers or affiliated persons during the past five years. There have been option grants during this time, but the exercise prices of these options exceed the offering price in this offering. Therefore, it does not appear that the disclosure called for by Item 506 of Regulation S-K applies.

Management’s Discussion and Analysis, page 20

14.	Please update this section from September 30, 2007 through the date of the most recent financial statements required to be included in the filing. Add a “Recent Developments” section if any significant events or trends have occurred since that date.

Answer:	We have updated this section through December 31, 2007. We have also added a section entitled “Recent Developments and Outlook” that addresses significant events and trends since year-end 2008.

15.	Please expand your overview consistent with recent guidance from the Commission. Please discuss trends in the number and percentage of your loans is overdue by 60 days or more and trends in the number and percentage of your loans that have defaulted or foreclosed.

Answer:	We have revised the overview section to present financial highlights in bullet point format. As noted in the response to comment 14 above, we have also added a section entitled “Recent Developments and Outlook” that addresses significant trends since December 31, 2008, including trends regarding delinquent loans and foreclosures. This new section immediately follows the overview section and is designed to be read in tandem with the overview section. We have also moved both sections so that they precede the section entitled “Critical Accounting Policies,” which we believe gives more prominence to these disclosures.

* * * * * * * * * * * * *

Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1 or the responses contained in this letter. We look forward to working with you during the review process.

Sincerely,

MILLER & MARTIN PLLC

/s/ Michael P. Marshall, Jr.

MPMjr:eha

Enclosures

cc: Julie Simmons